Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-193650

May 19, 2014

JD.com, Inc.

JD.com, Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the Prospectus Department of Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, by e-mail at dg.prospectus_requests@baml.com; or the Prospectus Department of UBS Securities LLC, 299 Park Avenue, New York, NY 10171, +1 (888) 827-7275. You may also access the company’s most recent prospectus dated May 19, 2014, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 19, 2014, or Amendment No. 4, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1549802/000104746914005020/a2220187zf-1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 9, 2014. All references to page numbers are to page numbers in Amendment No. 4.

(1) Amend the fourth sentence of the first full paragraph on page 2 under the heading “Our Business” of the “Prospectus Summary” section and the fourth sentence of the first paragraph on page 123 under the heading “Overview” of the “Business” section to read as follows:

Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 23.3% market share based on transaction volume in the first quarter of 2014, according to iResearch.

(2) Amend note (1) under the “Recent Developments” section on pages 86 and 87 to read as follows:

(1)         See “Summary Consolidated Financial Data and Summary Operating Data—Non-GAAP Financial Measures” for more information on the limitations of using adjusted net income/(loss) and free cash flow as analytical tools.

Adjusted net income/(loss) for the three months ended March 31, 2013 and 2014 is calculated as follows:

	For the Three Months Ended
	March 31, 2013	March 31, 2014
	(in RMB millions)
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss):
Net income/(loss)	13	(3,795)
Share-based compensation	65	3,699
Amortization of intangible assets resulting from business acquisitions and asset acquisition	3	15
Adjusted net income/(loss) (Non-GAAP)	82	(81)

Free cash flow for the three months ended March 31, 2013 and  2014 is calculated as follows:

	For the Three Months Ended
	March 31, 2013	March 31, 2014
	(in RMB millions)
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow:
Net cash provided by operating activities	784	908
Capital expenditures:
Purchases of property, equipment and software	63	166
Cash paid for construction in process	190	169
Purchase of intangible assets	5	1
Purchase of office building	—	191
Purchase of land use rights	—	106
Total capital expenditures	258	633
Free cash flow (Non-GAAP)	526	275

(3) Amend the last sentence of the first paragraph under the heading “Other Relationships” of the “Underwriting” section on page 210 to read as follows:

In connection with the concurrent private placement to Tencent, we have agreed to pay a placement fee of US$2.5 million to Merrill Lynch Asia Pacific Limited and China Renaissance Securities (Hong Kong) Limited in the aggregate.